Exhibit 99.1

PRESS RELEASE
Friday 10 March 2023 – 7:45 a.m. CET

EURONAV TO WORK WITH UNITED NATIONS

IN RESCUE OPERATION FOR STRICKEN FSO SAFER

ANTWERP, Belgium, 10 March, 2023 – Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN) today announces it has signed an agreement with the UN to sell a VLCC as part of a wider salvage operation for the FSO Safer located in Yemen. Euronav will provide a suitable vessel that will go to drydock for necessary modifications and regular maintenance before sailing to the FSO Safer moored about 8 km off Yemen’s Ras Isa peninsula, for the operation to remove and store the oil.

The vessel will replace the FSO Safer and will stay there. Euronav will help operate the vessel including after the transfer of the oil for several months afterwards. The entire team of Euronav is very excited to be able to participate to such project and do their utmost to help preventing a possible environmental disaster.

The damaged vessel, the FSO Safer (1976 – 406,639 dwt) is one of the largest vessels ever built and for more than thirty years has been positioned off the Yemeni coast. However, since 2015 it has been abandoned without power or maintenance. It has become a real danger.

The vessel therefore represents an impending environmental disaster prone to either break up or explosion. The United Nations has put together a co-ordinated package of salvage operation, management of the FSO Safer and safe handling of the stored crude.

Hugo De Stoop, CEO of Euronav said: “We are very proud to work with the UN in this delicate and sensitive operation in providing an appropriate vessel but also necessary expertise from our operational staff to support the salvage procedure. This critical operation requires dedicated support from Euronav for at least nine months and reflects our wider sustainability and environmental credentials. The Ocean is our environment, let’s protect it”.

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PRESS RELEASE
Friday 10 March 2023 – 7:45 a.m. CET

Contact:

Brian Gallagher – Head of IR, Research and Comms & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Special General meeting: Thursday 23 March 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with further one under construction), 21 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel vales, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions

PRESS RELEASE
Friday 10 March 2023 – 7:45 a.m. CET

taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.